Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors

SPS Commerce, Inc. 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-222438) on Form S-8 of SPS Commerce, Inc. of our report dated June 19, 2020, with respect to the statements of net assets available for benefits of the SPS Commerce, Inc. 401(k) Retirement Savings Plan as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes, and the supplemental schedules of Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report for Form 11-K of the SPS Commerce, Inc. 401(k) Retirement Savings Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 19, 2020